# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Coincheck Group N.V., CIK 0001913847
CUSIP: N20967118
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: Nieuwezijds Voorburgwal 162, Amsterdam, Netherlands (P7), 1012 SJ
Date of event which requires filing of this statement: 05/12/2026
Filed by CIK 0001346609
Persons authorized to receive notices and communications: Yuko Seimei, Monex Group, Inc., ARK Mori Building 25F 1-12-32, Akasaka, Minato-ku, Tokyo, Japan (M0), 107-6025, 81-3-4323-8698

## Reporting persons
- MONEX GROUP, INC. (CIK 0001346609): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: other (OO); sole voting power 136,247,594; shared voting power 0; sole dispositive power 136,247,594; shared dispositive power 0; aggregate amount beneficially owned 136,247,594 (83.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Coincheck Group N.V.
Address of issuer's principal executive offices: Nieuwezijds Voorburgwal 162, Amsterdam, Netherlands (P7), 1012 SJ
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D relates to the ordinary shares ("Ordinary Shares") of Coincheck Group N.V. (the "Issuer"), and amends and supplements the initial statement on Schedule 13D filed on March 19, 2026 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

On May 12, 2026, the Issuer and KDDI Corporation ("KDDI") entered into a Share Subscription and Investor Rights Agreement ("SSA"), pursuant to which, among other things, KDDI has the right pursuant to the SSA to designate one non-executive director nominee (the "KDDI Nominee") to serve on the board of directors of the Issuer (the "Board"). Concurrently with entering into the SSA, the Reporting Person agreed to enter into an Acknowledgement Agreement with KDDI (the "Acknowledgement Agreement"), the execution and delivery of which is a condition precedent to the completion and closing of the SSA. Pursuant to the terms of the Acknowledgement Agreement, the Reporting Person has agreed to vote all Ordinary Shares (and any other voting securities) of the Issuer held by it to elect, at each general meeting of the Issuer where the KDDI Nominee is to be voted upon, the KDDI Nominee, as proposed by the Board in accordance with the SSA and the governance documents of the Issuer, as a member of the Board, unless the appointment of such nominee would constitute a violation of any applicable laws.

The Acknowledgement Agreement shall be terminated if the parties agree in writing to terminate such agreement, KDDI ceases to have the right to nominate a KDDI Nominee under the SSA, or the SSA is terminated.

The foregoing description of the Acknowledgement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.4 Acknowledgement Agreement, dated as of May 12, 2026, by and between Monex Group, Inc. and KDDI Corporation

## Signatures
- MONEX GROUP, INC.: /s/ Yuko Seimei, Yuko Seimei, Representative Executive Officer (05/14/2026)